May 24, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:      Calvert Cash Reserves

File Numbers 2-76527 and 811-03418

Post-Effective Amendment No. 40

Accession No. 0000701219-11-000008

Ladies and Gentlemen:

Pursuant to Rule 477 under Regulation C of the Securities and Exchange Act of 1933, Registrant requests that the above-referenced post-effective amendment be withdrawn.  The post-effective amendment, made solely to file exhibits to the Registration Statement, should have been filed pursuant to Rule 485(b) under the Securities and Exchange Act of 1933 with a proper EDGAR filing code and will be re-filed accordingly.

No securities have been sold in connection with the filing.  Accordingly, the Registrant believes that withdrawal of the post-effective amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please feel free to contact me at 301-657-7045 with any questions.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

Assistant Vice President

Associate General Counsel